FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Board of Directors’ Meeting held on July 15, 2009
2.	Call Notice to the Annual and Extraordinary Shareholders’ Meeting to be held on July 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	July 16, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO

C.N.P.J. nº 50.746.577/0001-15
N.I.R.E. nº 35.300.177.045

Minutes of the Board of Directors Meeting,
Held on July 15th, 2009

1.           Date, Time and Place: Held on the 15th day of July of 2009, at 09:30 a.m., at the administrative office of the Company at Avenida Juscelino Kubitschek, 1726, 6th Floor, in the city and state of São Paulo.

2.           Attendance: All the members of the Company’s Board of Directors were present, Messrs. Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard  Otto Cordes, Marcus Vinícius Pratini de Moraes, Marcelo Eduardo Martins, Maílson Ferreira da Nóbrega, Sylvio Ricardo Pereira de Castro, Pedro Luiz Cerize  and Roberto de Rezende Barbosa, members of the Board of Directors.

3.           Summons: By electronic mail, dated July 07th, 2009.

4.           Chair: President: Rubens Ometto Silveira Mello; Secretary: Pedro Isamu Mizutani.

5.           Agenda: The Chairperson clarified that the purpose of the present meeting is the deliberation to  approve the increase of capital through issuance of 224,819 (two hundred, twenty four thousand and eight hundred nineteen) new common shares, without par value, as part of the Company’s Share Purchase Option Program, because of the exercise of that option by eligible executives of the Company, with the issue price of R$6,11 per common share, established in accordance to the Share Purchase Option Program.

6.           Resolutions unanimously approved, without restrictions: Upon opening the meeting, after discussion of the matters, the members of the Board of Directors decided unanimously and without restrictions:

Increase the capital stock in more R$ 1.373.644,09, through the issuance of 224.819 new common shares, without par value, as part of the Company’s Share Purchase Option Program, because of the exercise of that option by eligible executives of the Company, with the issue price of R$6,11 per common share, established in accordance to the Share Purchase Option Program. The increase of the capital stock is hereby approved without preferential right in the subscription of the new shares, in accordance to article171, 3rd paragraph of the Brazilian Corporation Law (Law Nr. 6.404/76). Due to the increase of the capital stock hereby approved, with the consequent increase of the capital stock from R$4.153.941.887,34 to R$4.155.315.531,43, within the authorized capital limit, as per Article 6 of the

Company’s By-laws, with the number of common shares representative of the total capital stock of the Company turning from 372.585.273 to 372.810.092. It is hereby noted that all issued aforementioned common shares were subscribed by eligible executives of the Company, who exercised their option to purchase the respective shares, and were paid up, also on this date, in national currency, as per the Share Purchase Option Program, in the form of the respective subscription list, filed at the Company’s headquarters. The shares issued will be entitled to receive full dividends that may be declared by the Company from their subscription date and all other benefits that are conferred to other holders of common shares issued by the Company from now on, in equal conditions with other shares issued by the Company;

7.           Adjournment: There being no further business to conduct, the Chairperson adjourned the meeting, from which the present minutes were written up, which after being read and found in conformity, were signed by all those present. aa) Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard  Otto Cordes, Marcus Vinícius Pratini de Moraes, Marcelo Eduardo Martins, Maílson Ferreira da Nóbrega, Sylvio Ricardo Pereira de Castro, Pedro Luiz Cerize  and Roberto de Rezende Barbosa, members of the Board of Directors.

São Paulo (SP), July 15th, 2009

PEDRO ISAMU MIZUTANI
Secretary

Item 2

COSAN S.A.  INDÚSTRIA E COMÉRCIO
Corporate Taxpayer’s ID (CNPJ):  50.746.577/0001-15
Company Registry (NIRE): 35300177045

PUBLICLY-HELD COMPANY

CALL NOTICE
ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Cosan S.A. Indústria e Comércio (“Company”) are hereby invited to attend the Annual and Extraordinary Shareholders’ Meeting to be held on July 31, 2009, at 3 pm, at the Company’s headquarters, in Cosan’s Administrative Building, Bairro Costa Pinto, s/nº, in the municipality of Piracicaba, state of São Paulo (SP), to discuss the following agenda:

Annual Shareholders’ Meeting

1)	To examine, discuss and approve the financial statements and management’s report for the fiscal year ended March 31, 2009.

2)	To elect the members and alternate members of the Fiscal Council; and

3)	To ratify the appointment by the Chairman of the Board of Directors of the 3 (three) new members of the Board to replace those who resigned.

Extraordinary Shareholders’ Meeting:

1)	To increase the Company’s authorized capital limit to R$ 5,000,000,000.00 (five billion Reais) and approve the subsequent alteration of article 6 of the Bylaws;

General Provisions: (a) The documents related to the agenda of the Meeting are available to shareholders at the Company’s head offices and via the CVM’s IPE electronic system, and the financial statements were published on June 26,  2009 in the following newspapers: “Diário Oficial do Estado de São Paulo”, “Jornal de Piracicaba” and “Valor Econômico”. (b) In order to take part and vote in the Meeting, shareholders should provide proof of their status by presenting, at the Company’s head offices, at least 2 (two) days prior to the date of the Meeting, an identity document and a statement of shareholdings issued by the depositary institution, either in their original versions or in the form of copies sent by fax via (19) 3403-2030. Shareholders who wish to be represented by proxies should present the respective powers of attorney on the same date and by the same means mentioned above. The original versions of the above-mentioned documents, or copies of same, which do not need to be certified or notarized, should also be presented to the Company before the beginning of the Meeting.

Piracicaba (SP), July 14, 2009.

RUBENS OMETTO SILVEIRA MELLO
Chairman of the Board of Directors